April 18, 2023

By EDGAR Submission

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Walt Disney Company
Form 10-K for the Fiscal Year Ended October 1, 2022
Filed November 29, 2022
File No. 001-38842

Dear Abe Friedman and Lyn Shenk:

This letter is being submitted in response to the comment letter dated April 4, 2023 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities & Exchange Commission addressed to Christine McCarthy, Chief Financial Officer of The Walt Disney Corporation (the “Company), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended October 1, 2022.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

Item 7. Management’s Discussion and Analysis
Direct-to-Consumer, page 39
1.We note from your disclosure that average monthly revenue per paid subscriber was negatively impacted "by a higher mix of subscribers to multi-product offerings." Similarly, in your Q4 2022 earnings release furnished on Form 8-K, certain Direct-to-Consumer platforms experienced decreasing quarterly period over period average monthly revenue per subscriber which was attributed to "a higher mix of subscribers to multi- product offerings." We also noted from your Q4 earnings call, bundled and multi-product offerings now account for over 40% of your fiscal year-end domestic Disney+ subscriber count. It appears that customers participating in bundled and multi-product offerings has both an impact on your subscriber growth and revenues, please enhance your disclosures to include the total customers participating in bundled and multi-platform offerings for the periods presented for both your domestic and international DTC offerings. While your definition of "Paid subscribers" explains that bundled/multi- offering subscribers are counted as paid subscribers for each service listed in the table on page 40, please consider separately quantifying total subscribers for all DTC services in the aggregate and parenthetically highlighting in the introduction to the table that amounts for specifically listed offerings do not aggregate to the number of total DTC subscribers.

Company Response:

The Company appreciates the Staff’s comment and respectfully advises that in future filings, starting with its next quarterly report, the Company will enhance its disclosure to include total customers participating in our bundled and multi-platform offerings for the periods presented for our domestic and international offerings, as requested by the Staff. The Company will also consider separately quantifying total subscribers for all DTC services in the aggregate and parenthetically highlighting that amounts for specifically listed offerings do not aggregate to the number of total DTC subscribers in future filings, as requested by the staff.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact me at 818-560-5054.

Sincerely,

/s/ Brent A. Woodford
Brent A. Woodford
Executive Vice President
Controllership, Financial Planning & Tax

cc: Christine M. McCarthy, Senior Executive Vice President and Chief Financial Officer